EXHIBIT 99.1

Brookfield Infrastructure Reports First Quarter 2022 Results and Three-for-Two Stock Split

BROOKFIELD, News, May 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2022.

“The prevailing market environment continues to favorably impact our business and drive record results,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The combination of elevated inflation, GDP-related volume increases, and strong commodity prices contributed to organic growth of 10% during the quarter. We continue to advance a sizeable pipeline of active investment opportunities and maintain a strong liquidity position to fund our growth.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2022	2021
Net income attributable to the partnership[2]	$70	$190
– per unit[3]	$(0.02)	$0.27
FFO[4]	$493	$431
– per unit[5]	$0.96	$0.93

Brookfield Infrastructure reported net income of $70 million for the three-month period ended March 31, 2022 compared to $190 million in the prior year. Current year results benefited from the contribution associated with recent acquisitions and organic growth across our base business. These positive results were partially offset by unrealized foreign currency and commodity hedging which protect long-term value but are marked into net income on a quarterly basis. Prior year results included a gain related to the partial disposition of our U.S. pipeline and exceptional performance at our North American gas storage business.

Funds from operations (FFO) for the first quarter totaled $493 million, increasing 14% relative to the comparable period and was the highest in our partnership’s history. FFO per unit of $0.96 was 3% higher as a result of the shares issued in conjunction with the acquisition of Inter Pipeline and the equity offering completed in November that has yet to meaningfully contribute to results. After removing the weather-related outperformance from our gas storage business last year, FFO increased approximately 35% on a comparable basis, and 22% on a per unit basis. Organic growth was robust at 10%, reflecting the benefits of elevated inflation levels impacting tariffs. Results were further supported by the significant contribution from over $3 billion of capital deployed in growth initiatives during 2021.

To ensure BIP’s units (units) remain accessible to individual unitholders and further enhance their liquidity, the Board of Directors of BIP has approved a three-for-two unit split of the BIP units payable on June 10, 2022 to unitholders of record at the close of business on June 6, 2022. The Board of Directors of Brookfield Infrastructure Corporation (BIPC) has approved a concurrent three-for-two share split of the class A exchangeable subordinate voting shares of BIPC (shares). Please refer to the “Stock Split” section of this press release, below, for complete details related to the unit and share splits.

Segment Performance

All of our businesses had a strong quarter, with midstream growing the most. The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited	2022	2021
FFO by segment
Utilities	$167	$166
Transport	185	162
Midstream	196	146
Data	58	60
Corporate	(113)	(103)
FFO[4]	$493	$431

The utilities segment generated FFO of $167 million, an increase of 8% on a same-store basis. Organic growth for the segment reflects higher than historical inflation indexation and the commissioning of approximately $450 million of capital into the rate base during the last 12 months. Results also benefited from the partial contribution of the Australian regulated utility we acquired in February 2022. Prior year results included our U.K. smart meter portfolio and the North American district energy platform we divested in 2021.

FFO for the transport segment was $185 million, an increase of 14% compared with the prior year as the segment continues to perform well under generally constrained supply chain conditions. As a result of strong customer demand and activity levels, we continue to benefit from higher rates that are generally in line with inflation. Overall, our annualized rate increases across our transport portfolio are expected to be approximately 6% for the year, with potential room for further increases later this year.

Our midstream segment generated $196 million of FFO, a step-change increase from 2021 levels. After removing the outperformance of our gas storage operations in the prior year, midstream results more than doubled, primarily due to the first full-quarter contribution from Inter Pipeline. Organic growth for the segment was above our target range, reflecting the stronger commodity price environment and higher utilization of our existing infrastructure, which has sufficient excess capacity to accommodate additional demand from our customers.

FFO from our data segment was in line with the prior year at $58 million. Strong underlying growth from additional points-of-presence and inflationary tariff escalators were offset by lower revenues at our U.S. data center operations that we are in the process of repositioning for growth and the impact of foreign exchange.

Update on Strategic Initiatives

We have successfully invested approximately $750 million into two utility investments, including the take private of an Australian regulated utility business and the acquisition of an Australian smart metering business.

We also announced an agreement to acquire Uniti Group Ltd. (Uniti) in a A$3.7 billion take private transaction through a 50/50 joint venture partnership with another infrastructure investor. Uniti is a provider of wholesale and retail telecommunications services to customers and businesses in Australia. Total Brookfield equity required for the investment is estimated to be $850 million (BIP’s share – approximately $200 million). The investment is expected to close in the third quarter of 2022, after customary closing conditions and receipt of shareholder and court approvals.

Distribution and Dividend Declaration

The Board of Directors of BIP has declared a quarterly distribution in the amount of $0.54 per unit, payable on June 30, 2022 to unitholders of record as at the close of business on May 31, 2022. This distribution represents a 6% increase compared to the prior year. The quarterly distribution will be payable on the pre-split BIP units outstanding as at the close of business on May 31, 2022 and no quarterly distribution will be payable on any units issued on June 10, 2022 as a result of the unit split. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the eligible dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.54 per share, also payable on June 30, 2022 to shareholders of record as at the close of business on May 31, 2022.

Stock Split

BIP announced today that the Board of Directors of BIP has approved a three-for-two unit split of the BIP units. The split will be implemented by way of a subdivision whereby unitholders will receive an additional one-half of a unit for each unit held (i.e., one additional unit for every two units held).

In conjunction with BIP’s unit split, the Board of Directors of BIPC approved a concurrent three-for-two share split of the BIPC shares. The BIPC split will also be implemented by way of a subdivision whereby shareholders will receive an additional one-half of a share for each share held.

On June 10, 2022, the additional units/shares required to give effect to the unit/share splits will be issued to holders of record at the close of business on June 6, 2022. Any fractional units/shares to be issued to registered holders as a result of the unit/share splits will be rounded up to the nearest whole unit/share. BIP’s preferred units will not be affected by the unit/share splits.

BIP and BIPC are undertaking the unit/share splits to ensure their respective units/shares remain accessible to individual holders and to improve their liquidity.

As the unit/share splits will take effect after the record date for the quarterly unit/share distribution/dividend, it will not affect the announced distribution/dividend for the quarter which remains at $0.54 per unit/share outstanding. Subject to Board approval, BIP/BIPC expect to commence paying a quarterly distribution/dividend of $0.36 per unit/share beginning on September 30, 2022 to reflect the additional number of units/shares that will be outstanding after the effective date of the unit/share splits. The unit/share splits will not dilute holders’ equity and should not be taxable in Canada or the United States.

BIP and BIPC’s units/shares will begin trading with “due bills” on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) at the opening of business on June 3, 2022 (one trading day before the record date) until June 10, 2022 (the payment date), inclusively. During such period, anyone who purchases units or shares on the TSX and/or NYSE will receive the entitlement to be issued additional units or shares pursuant to the unit/share splits. The units and shares will commence trading on an “ex-dividend” (post-split) basis on the TSX and NYSE at the opening of business on June 13, 2022, as of which date purchases of units and shares will no longer have an attaching entitlement to additional units and shares issued pursuant to the unit/share splits.

BIP and BIPC will use the direct registration system (“DRS”) to electronically register the additional units/shares issued pursuant to the unit/share splits, rather than issuing paper certificates to registered holders. Registered holders should retain any current unit/share certificates, which will remain valid and will continue to represent the number of units/shares indicated on those certificates. A DRS advice statement, indicating the additional units and/or shares to which registered holders are entitled as a result of the unit/share splits, will be mailed to holders entitled to the unit/share splits following June 10, 2022. The combination of any old unit/share certificates and the new DRS advice statement sent will represent each registered holder’s total post-unit/share split holdings. For beneficial holders who hold their units/shares in an account with a broker or other intermediary, their account will be automatically updated to reflect the unit/share split.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $725 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Sebastien Bouchard	Kate White
Vice President, Communications	Manager, Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5183
Email: sebastien.bouchard@brookfield.com	Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2022 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on May 4, 2022 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/4pgsd39u or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 3435919).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC Exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2022 were 305.3 million (2021 – 295.4 million). Results in a loss per limited partnership unit for the three-month period ended March 31, 2022 as allocation of net income is reduced by distributions to preferred unitholders, interest expense paid on perpetual notes classified as equity, and incentive distributions.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2022 were 514.0 million (2021: 465.0 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2022	Dec. 31, 2021

Assets
Cash and cash equivalents	$1,969	$1,406
Financial assets	472	477
Property, plant and equipment and investment properties	39,324	39,310
Intangible assets and goodwill	24,299	23,193
Investments in associates and joint ventures	5,386	4,725
Deferred income taxes and other	5,259	4,850
Total assets	$76,709	$73,961

Liabilities and partnership capital
Corporate borrowings	$3,180	$2,719
Non-recourse borrowings	27,583	26,534
Financial liabilities	3,346	3,240
Deferred income taxes and other	15,625	15,077

Partnership capital
Limited partners	5,741	5,702
General partner	31	31
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,420	2,408
Exchangeable units/shares[1]	1,462	1,454
Perpetual subordinated notes	293	—
Interest of others in operating subsidiaries	16,110	15,658
Preferred unitholders	918	1,138
Total partnership capital	26,975	26,391
Total liabilities and partnership capital	$76,709	$73,961
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC Exchangeable LP units and Exchange LP units

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, except per unit information, unaudited	2022	2021

Revenues	$3,411	$2,683
Direct operating costs	(2,506)	(1,815)
General and administrative expense	(121)	(95)
	784	773
Interest expense	(409)	(355)
Share of earnings from associates and joint ventures	54	67
Mark-to-market on hedging items	(32)	35
Other income	35	27
Income before income tax	432	547
Income tax expense
Current	(120)	(94)
Deferred	(18)	(40)
Net income	294	413
Non-controlling interest of others in operating subsidiaries	(224)	(223)
Net income attributable to partnership	$70	$190

Attributable to:
Limited partners	$6	$89
General partner	60	50
Non-controlling interest
Redeemable partnership units held by Brookfield	3	37
Exchangeable units/shares[1]	1	14
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[2]	$(0.02)	$0.27
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC Exchangeable LP units and Exchange LP units
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2022 were 305.3 million, respectively (2021 – 295.4 million). Results in a loss per limited partnership unit for the three-month period ended March 31, 2022 as allocation of net income is reduced by distributions to preferred unitholders, interest expense paid on perpetual notes classified as equity, and incentive distributions

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2022	2021

Operating Activities
Net income	$294	$413
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	70	(8)
Depreciation and amortization expense	544	469
Mark-to-market on hedging items, provisions and other	21	(94)
Deferred income tax expense	18	40
Change in non-cash working capital, net	(212)	(94)
Cash from operating activities	735	726

Investing Activities
Net (investments in) proceeds from:
Operating assets	(42)	(96)
Associates	(455)	412
Long-lived assets	(590)	(321)
Financial assets	(36)	125
Net settlements of foreign exchange contracts	(1)	1
Cash (used by) from investing activities	(1,124)	121

Financing Activities
Distributions to limited and general partners	(357)	(303)
Net borrowings (repayments):
Corporate	439	(764)
Subsidiary	642	173
Deposit received from parent	200	400
Net preferred units (redeemed) issued	(243)	194
Partnership units issued	4	3
Net capital provided by (to) non-controlling interest and other	112	(245)
Cash from (used by) financing activities	797	(542)

Cash and cash equivalents
Change during the period	$408	$305
Cash reclassified as held for sale	—	(6)
Impact of foreign exchange on cash	155	(26)
Balance, beginning of period	1,406	867
Balance, end of period	$1,969	$1,140

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three month period ended March 31
US$ millions, unaudited	2022	2021

Net income	$294	$413
Add back or deduct the following:
Depreciation and amortization	544	469
Share of earnings from investments in associates and joint ventures	(54)	(67)
FFO contribution from investments in associates and joint ventures[1]	206	185
Deferred tax expense	18	40
Mark-to-market on hedging items	32	(35)
Other expense[2]	19	4
Consolidated Funds from Operations	$1,059	$1,009
FFO Attributable to non-controlling interests[3]	(566)	(578)
FFO	$493	$431
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on the disposition of subsidiaries, associates and joint ventures, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended March 31
US$, unaudited	2022	2021

Earnings (loss) per limited partnership unit[1]	$(0.02)	$0.27
Add back or deduct the following:
Depreciation and amortization	0.63	0.60
Deferred taxes and other items	0.35	0.06
FFO per unit[2]	$0.96	$0.93
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2022 were 305.3 million (2021 – 295.4 million). Results in a loss per limited partnership unit for the three-month period ended March 31, 2022 as allocation of net income is reduced by distributions to preferred unitholders, interest expense paid on perpetual notes classified as equity, and incentive distributions
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2022 were 514.0 million (2021: 465.0 million)

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports
First Quarter 2022 Results and Three-for-Two Stock Split

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.54 per class A exchangeable subordinate voting share of BIPC (a “share”), payable on June 30, 2022 to shareholders of record as at the close of business on May 31, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

To ensure our shares remain accessible to individual shareholders and further enhance liquidity of our shares, our Board of Directors has approved a three-for-two share split of our shares payable on June 10, 2022 to shareholders of record at the close of business on June 6, 2022. The quarterly dividend will be payable on the pre-split shares outstanding as at the close of business on May 31, 2022 and no quarterly dividend will be payable on any shares issued on June 10, 2022 as a result of the share split. As the share split takes effect after the record date for the quarterly share dividend, it will not affect the announced dividend for the quarter which remains at $0.54 per share outstanding. Subject to Board approval, BIPC expects to commence paying a quarterly dividend of $0.36 per share beginning on September 30, 2022 to reflect the additional number of shares that will be outstanding after the effective date of the share split. The Board of Directors of BIP has approved a concurrent three-for-two unit split of BIP’s units. Please refer to the “Brookfield Infrastructure Reports First Quarter 2022 Results and Three-for-Two Stock Split - Stock Split” section of this press release, above, for complete details related to the share and unit splits.

The shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the shares and BIP’s units and each share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to thoroughly review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported a net loss attributable to the partnership of $373 million for the three-month period ended March 31, 2022 compared to $178 million in the prior year. After adjusting for revaluation and dividends paid on our shares that are classified as liabilities under IFRS, net income attributable to the partnership increased by approximately $50 million compared to the prior year. FFO of $102 million for the quarter was in-line with $104 million in the prior year.

Both earnings and FFO benefited from capital commissioned into rate base and increased connections activity at our U.K. regulated distribution business, as well as inflationary tariff increases and an increased ownership interest at our Brazilian regulated gas transmission business. In addition, results benefited from the partial contribution of our Australian regulated utility that was acquired in February 2022, whereas the prior year included earnings associated with our U.K. smart meter portfolio which was sold in May 2021.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines), the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. FFO includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 16 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2022	Dec. 31, 2021

Assets
Cash and cash equivalents	$1,219	$469
Accounts receivable and other	510	448
Due from Brookfield Infrastructure	524	1,093
Property, plant and equipment	4,738	4,803
Intangible assets	3,138	2,687
Investments in associates	486	—
Goodwill	570	489
Deferred tax asset and other	178	97
Total assets	$11,363	$10,086

Liabilities and Equity
Accounts payable and other	$605	$605
Loans payable to Brookfield Infrastructure	131	131
Exchangeable and class B shares	4,872	4,466
Non-recourse borrowings	4,335	3,556
Financial liabilities	1,078	995
Deferred tax liabilities and other	1,905	1,757

Equity
Equity in net assets attributable to the Partnership	(2,470)	(2,127)
Non-controlling interest	907	703
Total equity	(1,563)	(1,424)
Total liabilities and equity	$11,363	$10,086

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, unaudited	2022	2021

Revenues	$461	$399
Direct operating costs	(134)	(144)
General and administrative expenses	(20)	(10)
	307	245

Interest expense	(102)	(63)
Share of losses from investments in associates	(6)	—
Remeasurement of exchangeable and class B shares	(397)	(173)
Mark-to-market and other income (expense)	101	(24)
Loss before income tax	(97)	(15)
Income tax expense
Current	(90)	(53)
Deferred	(29)	(18)
Net loss	$(216)	$(86)

Attributable to:
Partnership	$(373)	$(178)
Non-controlling interest	157	92

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2022	2021

Operating Activities
Net loss	$(216)	$(86)
Adjusted for the following items:
Losses from investments in associates, net of distributions received	6	—
Depreciation and amortization expense	54	75
Mark-to-market on hedging items and other	(82)	21
Remeasurement of exchangeable and class B shares	397	173
Deferred income tax expense	29	18
Change in non-cash working capital, net	(65)	(77)
Cash from operating activities	123	124

Investing Activities
Investments in associates	(455)	—
Purchase of long-lived assets, net of disposals	(113)	(95)
Purchase of financial assets	(71)	—
Cash used by investing activities	(639)	(95)

Financing Activities
Distributions to non-controlling interest	(19)	(106)
Proceeds from borrowings, net of repayments	1,144	28
Cash from (used by) financing activities	1,125	(78)

Cash and cash equivalents
Change during the period	$609	$(49)
Impact of foreign exchange on cash	141	(19)
Balance, beginning of period	469	192
Balance, end of period	$1,219	$124

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2022	2021

Net loss	$(216)	$(86)
Add back or deduct the following:
Depreciation and amortization	54	75
Share of losses from investments in associates	6	—
FFO contribution from investments in associates[1]	5	—
Deferred income tax expense	29	18
Mark-to-market on hedging items and foreign currency revaluation	(101)	10
Other expenses[2]	13	15
Remeasurement of exchangeable and class B shares	397	173
Dividends classified as interest expense and interest expense on intercompany loans	40	36
Consolidated Funds from Operations	227	241
FFO attributable to non-controlling interests[3]	(125)	(137)
FFO	$102	$104
  FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method
  Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to the partnership.